FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

Announcement

In response to the letter by the Hellenic Capital Markets Commission dated July 28, 2015 and taking into consideration the current legal and regulatory framework, National Bank of Greece (NBG), in light of the re-opening of the Athens Stock Exchange, informs the investment community of the following:

On June 30, 2015 NBG’s Eurosystem exposure stood at €27.6 billion of which €17.6 billion was through ELA, an increase of €2.0 billion compared to May 19, 2015 as it was announced in the presentation of the first quarter 2015 results, while in July there was no material change. The cash value of unencumbered ELA eligible collateral exceeds €6.0 billion in current valuations, while deposit outflows are already showing signs of de-escalation.

Furthermore, any impact from the recent developments in the Greek economy and the banking system on NBG’s capital adequacy and non-performing loans is not possible to be estimated presently. It should be noted that the preparation for the Comprehensive Assessment that will be conducted by the Single Supervisory Mechanism (SSM) within the context of the «Euro Summit Statement of July 12, 2015» is already underway and the Comprehensive Assessment is expected to conclude by the end of 2015, including a possible recapitalization in case of a capital shortfall.

Finally it should be noted that NBG’s deferred tax assets as of March 31, 2015 stood at €3,855 million of which €1,855 million relates to the 2012 Private Sector Involvement (PSI) losses, €1,385 million relates to credit losses and €582 million relates to tax losses. The recoverability of the deferred tax assets is reviewed periodically as part of the preparation of the annual and interim financial statements, considering all available positive and negative evidence, including future reversals of existing taxable temporary differences, recent financial results and the estimated future taxable profits. As always, the first half 2015 financial statements will be reviewed by NBG’s independent statutory auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: August 3rd, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: August 3rd, 2015

Director, Financial Division